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            Filed by: CSX Transportation, Inc., Norfolk Southern Railway Company
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
                     Commission File Nos.: 1-3359, 1-743, 1-3744, 1-4793, 1-5462

On July 26, 2004, CSX Transportation, Inc., Norfolk Southern Railway Company and Consolidated Rail Corporation issued a joint press release announcing the commencement of an offer to exchange new CSXT and NSR unsecured debt securities and cash for Conrail unsecured debentures and a related solicitation of consents of holders of these debentures as well as a separate solicitation of consents of holders of Conrail's equipment trust certificates and pass through trust certificates. The text of the joint press release follows:

FOR IMMEDIATE RELEASE
July 26, 2004

                                           Contacts:     Adam Hollingsworth
                                                         904-366-2949
                                                         CSX Corp.

                                                         Bob Fort
                                                         757-629-2710
                                                         Norfolk Southern Corp.
                                                         (Media inquiries)

                                                         Leanne Marilley
                                                         757-629-2861
                                                         Norfolk Southern Corp.
                                                         (Investor inquiries)

                                                         Jonathan M. Broder
                                                         215-209-5020
                                                         Consolidated Rail Corp.


                CONRAIL, CSXT AND NSR COMMENCE EXCHANGE OFFER AND
                UNSECURED AND SECURED DEBT CONSENT SOLICITATIONS

WASHINGTON D.C. - Consolidated Rail Corporation (Conrail), CSX Transportation, Inc. (CSXT) and Norfolk Southern Railway Company (NSR) today announced that they are commencing an offer to exchange new unsecured debt securities of CSXT and NSR

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and cash for existing unsecured debt securities of Conrail. The exchange offer is part of the restructuring of Conrail's indebtedness as described in the parties' joint petition filed June 4, 2003 with the Surface Transportation Board
(STB). In connection with the exchange offer, Conrail also is soliciting consents from holders of its unsecured debt securities to permit the restructuring.

The exchange offer and unsecured debt consent solicitation will expire at 5 p.m., New York City time, on August 23, 2004, unless extended.

Under the terms of the exchange offer and unsecured debt consent solicitation, each of Conrail's 9 3/4% Debentures due June 15, 2020 (currently $550 million outstanding) and 7 7/8% Debentures due May 15, 2043 (currently $250 million outstanding) tendered and accepted for exchange will be exchanged for new unsecured debt obligations of NSR and CSXT, each in proportion to their respective 58% and 42% ownership interests in Conrail, and a cash payment. Holders of Conrail's Debentures who validly tender their debentures in the exchange offer and consent solicitation will be entitled to a cash payment based on each $1,000 principal amount of Debentures.

The unsecured debt securities offered in the exchange offer and consent solicitation will have economic terms, such as currency, interest rate and interest payment and maturity dates, substantially identical to those of the existing Conrail unsecured debt securities, other than the timing of the first interest payment. The new unsecured debt obligations of CSXT and NSR will have covenants and events of default substantially similar to those contained in existing indentures of CSX Corporation (CSX) and Norfolk Southern Corp. (NSC), respectively.

Conrail today also began soliciting consents relating to its outstanding equipment trust certificates and pass through trust certificates. Holders of these certificates are being asked to consent to certain proposed amendments to the agreements under which the certificates were issued. The proposed amendments would expressly permit Conrail to, among other things, transfer its 100% ownership interest in New York Central Lines LLC to CSXT and its 100% ownership interest in Pennsylvania Lines LLC to NSR.

The secured debt consent solicitation will expire at 5 p.m., New York City time, on August 23, 2004, unless extended. Subject to certain conditions, including receipt of the requisite consents, Conrail will pay a consent fee to holders of record as of July 22, 2004, who have delivered and not revoked valid consents to the proposed amendments. The consent fees are based on each $1,000 principal amount of certificates.

Morgan Stanley & Co. Incorporated is the dealer manager for the exchange offer and unsecured debt consent solicitation and is the solicitation agent for the secured debt consent solicitation.

CSX, based in Jacksonville, Fla., owns the largest rail network in the eastern United States. CSXT and its 34,000 employees provide rail transportation services over a 23,000 route-mile network in 23 states, the District of Columbia and two Canadian provinces.

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CSX also provides intermodal and global container terminal operations through other subsidiaries.

NSC through its NSR subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing connections to western rail carriers. NSC operates an extensive intermodal network and is the nation's largest rail carrier of automotive parts and finished vehicles.

Conrail is a principal freight railroad in the Northeastern United States, and is indirectly owned 58% by NSC and 42% by CSX.

This press release contains forward-looking statements which speak only as of the date they are made, and none of CSX, NSC, Conrail, or any of their respective subsidiaries undertakes any obligation to update or revise any forward-looking statement. If CSX, NSC or Conrail do update any forward-looking statement, no inference should be drawn that CSX, NSC or Conrail will make additional updates with respect to that statement or any other forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, and other factors which are, in some cases, beyond the control of CSX, NSC and Conrail and could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others:
(i) success in implementing its financial and operational initiatives; (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; and (iv) the outcome of claims and litigation involving or affecting a company. Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements made by each of NSC and CSX are specified elsewhere in NSC's and CSX's respective documents filed with the SEC. Documents filed with the SEC by CSX and NSC are accessible on the SEC's website at www.sec.gov, CSX's website at www.csx.com and NSC's website at www.nscorp.com.

Registration statements relating to the new CSXT and NSR unsecured debt securities have been filed with the SEC and were declared effective on July 26, 2004. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Prospectus and unsecured consent solicitation statements and related exchange offer and secured debt consent solicitation materials will be mailed to holders of Conrail's unsecured debentures, equipment trust certificates and pass through trust certificates, as the case may be, in connection with the proposed exchange offer and unsecured and secured debt consent solicitations. These documents will contain important information about the proposed transaction and the proposed exchange offer and consent solicitations.

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INVESTORS AND HOLDERS OF CONRAIL'S UNSECURED DEBENTURES, EQUIPMENT TRUST
CERTIFICATES AND PASS THROUGH TRUST CERTIFICATES, AS THE CASE MAY BE, ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and holders of Conrail's unsecured debentures will be able to obtain free copies of documents related to the exchange offer through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of any of these documents may be obtained from Conrail by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention: Corporate Secretary, (215) 209-5020. In addition to the registration statements and prospectuses, CSX and NSC file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, in connection with the exchange offer, may also be obtained from:
Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, phone number: (212) 750-5833.

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